Exhibit 99.48

GRANDE WEST CLOSES FINAL TRANCHE OF $843,000

FOR TOTAL OVERSUBSCRIBED RAISE OF $8,659,118

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – November 20, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that, further to its news releases dated November 4, 2020 and November 18, 2020, it has closed the second and final tranche of its non-brokered private placement. The second tranche consisted of 843,000 Units raising gross proceeds of $843.000. In the aggregate, the Company raised in total $8,659,118.

Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to acquire an additional common share of the Company at a price of $1.50 per share for a period of two years from the date of closing of the Placement.

In circumstances where, any time after the expiry of the four-month restricted period, the Company’s stock trades at $1.75 or greater for 20 consecutive trading days, the Company may give notice accelerating the expiry date of the exercise period of the warrants to that date which is 30 days from the date of such notice.

Finder’s fees of 6% cash and 6% Finder’s warrants were payable in connection with the private placement, specifically: $17,220 and 17,220 warrants to Canaccord Genuity Corp.; $15,960 and 15,960 warrants to Echelon Wealth Partners Inc. and $600 and 600 warrants to Hampton Securities Inc.

The securities issued in connection with the private placement are subject to a regulatory hold period expiring on March 21, 2021.

Proceeds from the Placement will be used for purchase of the Company’s U.S. operations facility, new product development and certifications, new product demonstration models and working capital.

Directors and officers of the Company may acquire securities under the Placement, which participation would be considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). Such participation is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity heavy duty bus available in clean diesel, gas and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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